UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3)*

ALTERNET SYSTEMS INC.
(Name of Issuer)

Common Stock $0.00001 par value per share
(Title of Class of Securities)

02146M 20 1
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 02146M 20 1	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Flow Capital, LLC 26-3463191
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,179,700 * **
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,179,700 * **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,179,700 * **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

* Fernando Cisneros, as manager of Flow Capital, LLC, shares voting and dispositive power with Flow Capital as to the shares of Alternet Systems Inc. owned by each of them, respectively. Also includes 770,000 shares owned by the spouse of Fernando Cisneros as to which Fernando Cisneros and Flow Capital, LLC disclaim beneficial ownership.

** During the calendar year ended on December 31, 2013, an aggregate of 2,009,863 warrants expired without being exercised.

CUSIP No. 02146M 20 1	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS Fernando Cisneros
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,179,700 * **
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,179,700 * **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,179,700 * **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* Fernando Cisneros, as manager of Flow Capital, LLC, shares voting and dispositive power with Flow Capital as to the shares of Alternet Systems Inc. owned by each of them, respectively. Also includes 770,000 shares owned by the spouse of Fernando Cisneros as to which Fernando Cisneros and Flow Capital, LLC disclaim beneficial ownership.

** During the calendar year ended on December 31, 2013, an aggregate of 2,009,863 warrants expired without being exercised.

CUSIP No. 02146M 20 1	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: No change.

Item 1(b).	Address of Issuer’s Principal Executive Offices: No change.

Item 2(a).	Name of Person Filing: No change.

Item 2(b).	Address of Principal Business Office or, if none, Residence: No change.

Item 2(c).	Citizenship: No change.

Item 2(d).	Title of Class of Securities: Common Stock $0.00001 par value per share.

Item 2(e).	CUSIP Number: 02146M 20 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,179,700 * **

* Fernando Cisneros, as manager of Flow Capital, LLC, shares voting and dispositive power with Flow Capital as to the shares of Alternet Systems Inc. owned by each of them, respectively. Also includes 770,000 shares owned by the spouse of Fernando Cisneros as to which Fernando Cisneros and Flow Capital, LLC disclaim beneficial ownership.

** During the calendar year ended on December 31, 2013, an aggregate of 2,009,863 warrants expired without being exercised.

CUSIP No. 02146M 20 1	13G	Page 5 of 6 Pages

(b)	Percent of Class: 8.55%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 8,179,700 * **

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 8,179,700 * **

* Fernando Cisneros, as manager of Flow Capital, LLC, shares voting and dispositive power with Flow Capital as to the shares of Alternet Systems Inc. owned by each of them, respectively. Also includes 770,000 shares owned by the spouse of Fernando Cisneros as to which Fernando Cisneros and Flow Capital, LLC disclaim beneficial ownership.

 ** During the calendar year ended on December 31, 2013, an aggregate of 2,009,863 warrants expired without being exercised.

Item 5.	Ownership of Five Percent or Less of a Class: No change.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: No change.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: No change.

Item 8.	Identification and Classification of Members of the Group: No change.

Item 9.	Notice of Dissolution of Group: Not applicable.

CUSIP No. 02146M 20 1	13G	Page 6 of 6 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

January 14, 2014
(Date)

FLOW CAPITAL, LLC

By	/s/ Fernando Cisneros
(Signature)
Fernando Cisneros
Manager, Flow Capital, LLC
Name and Title

January 14, 2014
(Date)

FERNANDO CISNEROS

/s/ Fernando Cisneros
(Signature)
Fernando Cisneros